Exchange Listed Funds Trust

10900 Hefner Pointe Drive

Suite 207

Oklahoma City, Oklahoma 73120

VIA EDGAR

March 12, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700) Request for Withdrawal of Post-Effective Amendment No. 62

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Exchange Listed Funds Trust (the “Trust”) respectfully requests the withdrawal of Post-Effective Amendment No. 62 (“PEA 62”) to the Trust’s Registration Statement on Form N-1A. PEA 62 was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001398344-17-016169) on December 22, 2017 to introduce a new series of the Trust: the InsightShares Global Sustainability Leaders ETF (the “Fund”). The automatic effectiveness of PEA 62 has been delayed pursuant to subsequent 485BXT filings, the most recent of which was filed on February 11, 2019 (Accession No. 0001615774-19-002239) (each, a “BXT Filing” and collectively with PEA 62, the “Filings”), and is scheduled to become effective on March 13, 2019. The Trust also respectfully requests the withdrawal of each BXT Filing.

The withdrawal of the Filings is requested because the Trust has determined not to move forward with the offering of the Fund as a series of the Trust. PEA 62 has not yet become effective and no securities have been sold in connection with the Filings.

If you have questions regarding this request, please contact Christopher Menconi of Morgan, Lewis & Bockius LLP at (202) 373-6173.

EXCHANGE LISTED FUNDS TRUST

By:	/s/ J. Garrett Stevens

Name: J. Garrett Stevens

Title: President